Exhibit 99.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New Issue Announcement,

Application for Quotation of Additional

Securities and Agreement

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of Entity
Immuron Limited (ASX: IMC) (NASDAQ: IMRN)

ABN
80 063 114 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (IMC)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	399,045

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Fully Paid Shares (IMC)

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B Page 1

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

●    the date from which they do

●    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

●    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes (IMC)

5	Issue price or consideration	$75,333.35

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Repayment of Convertible Note Security in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17th Feb 2016.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	29 November 2016

6c	Number of +securities issued without security holder approval under rule 7.1	399,045 Ordinary Fully Paid Shares (IMC)

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil

6f	Number of +securities issued under an exception in rule 7.2	Nil

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B Page 2

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to the attached Appendix 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

28 July 2017

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	128,440,462* 2,000,000

Fully Paid Ordinary Shares (IMC)

Fully Paid Ordinary Shares (IMC) held in escrow as security for any repayment default of the Convertible Loan.

These will either be purchased by the Investor or cancelled at end of agreement.

		25,289,894	Listed Options (IMCOB) exercisable at A$0.55 on or before 30 Nov 2019
* This number does not include 3,660,000 shares (91,500 ADSs) which, pursuant to the ASX announcement on 9 June 2017, may be issued for any over-allocations under the NASDAQ IPO listing.

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	Qty	+Class (Options over Ordinary Shares)
		Amount	Exercise Price	Expiration Date	ASX Code
		62,500	AUD$1.556	1 Nov 2017	IMCSO2
		1,050,000	AUD$0.500	1 Oct 2018	IMCAC
		1,000,000	AUD$0.570	24 Feb 2019	IMCAI
		15,380	AUD$1.892	28 Feb 2019	IMCAI
		140,056	AUD$0.300	28 May 2019	IMCAI
		7,625,532*	AUD$0.500	27 Nov 2019	IMCAI
		14,493	AUD$1.944	30 Nov 2021	IMCRM1
		29,668	AUD$1.876	17 Jan 2022	IMCRM2
		28,060,000 (701,500 Warrants)	USD$10.00 for every 40 options	13 Jun 2022	IMCAI
		37,997,629	Total

*1,000,000 of these options are subject to shareholder approval and will be tabled at the next members meeting.

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B Page 3

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	Qty	+Class (Convertible Notes - IMCAA)
150,667

A$150,667 Face Value Convertible Note repayable over a remaining 2 mth period settled at the Company’s discretion by way of either:

-   the issuance of new Shares at a 10% discount to VWAP average price of any 5 days over the 20 days immediately prior to a repayment date; or

-   a cash repayment of the due amount plus a 2.5% premium.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Pro rata issue

11	Is security holder approval required?	-

12	Is the issue renounceable or non-renounceable?	-

13	Ratio in which the +securities will be offered	-

14	+Class of +securities to which the offer relates	-

15	+Record date to determine entitlements	-

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?	-

17	Policy for deciding entitlements in relation to fractions	-

18	Names of countries in which the entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	-

19	Closing date for receipt of acceptances or renunciations	-

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B Page 4

20	Names of any underwriters	-

21	Amount of any underwriting fee or commission	-

22	Names of any brokers to the issue	-

23	Fee or commission payable to the broker to the issue	-

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	-

25	If the issue is contingent on security holders’ approval, the date of the meeting	-

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	-

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	-

28	Date rights trading will begin (if applicable)	-

29	Date rights trading will end (if applicable)	-

30	How do security holders sell their entitlements in full through a broker?	-

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	-

32	How do security holders dispose of their entitlements (except by sale through a broker)?	-

33	+Issue date	-

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B Page 5

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	☐	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☒

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B Page 6

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

●    the date from which they do

●    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

●    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B Page 7

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

●	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

●	There is no reason why those +securities should not be granted +quotation.

●	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

●	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

●	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: Friday, 28th July 2017
Company Secretary & CFO

Print name:	Peter Vaughan

The CFO Solution

Friday 28 July 2017

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B Page 8

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1

and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	101,420,624

Add the following:

•      Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•      Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•      Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•      Include only ordinary securities here – other classes of equity securities cannot be added

•      Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•      It may be useful to set out issues of securities on different dates as separate line items

2,960,793 (LR 7.2) 25,660,000 (LR 7.3)
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	130,041,417

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	19,506,213

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B	Page 9

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	7,719,045
“C”	11,787,168

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	19,506,213
Subtract “C” Note: number must be same as shown in Step 3	7,719,045
Total [“A” x 0.15] – “C”	11,787,168 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B	Page 10

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	130,041,417

Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	13,004,142

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•      This applies to equity securities – not just ordinary securities

•      Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•      Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•      It may be useful to set out issues of securities on different dates as separate line items

Nil
“E”	Nil

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	13,004,142
Subtract “E” Note: number must be same as shown in Step 3	Nil
Total [“A” x 0.10] – “E”	13,004,142 [Note: this is the remaining placement capacity under rule 7.1A]

+ See chapter 19 for defined terms. 07/07/2016	Appendix 3B	Page 11